UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2016
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 25, 2016

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

PORTAGE PROVIDES UPDATES ON PORTAGE PHARMA

Additional disclosures of ppl-003 pre-clinical data in inflammatory eye disease models

Toronto, Ontario, January 25, 2016– Portage Pharmaceuticals Ltd, a wholly owned subsidiary of Portage Biotech Inc. (“Portage” or “the Company”)) (OTCMarket: PTGEF, Canadian Securities Exchange: PBT.U), is pleased to announce that two of its PPL-003 pre-clinical efficacy studies have been accepted for presentation at the annual meeting of the Association in Vision and Ophthalmology (ARVO), May 1-5, 2016 in Seattle, Washington.  PPL-003 is an anti-inflammatory cell permeable peptide (CPP) therapeutic being developed for the topical treatment of dry eye disease and other inflammatory eye diseases.  The presentations will include new data from animal models of uveitis and dry eye disease.

PPL previously announced that it is moving PPL-003 forward to an IND for inflammatory eye disease.  Further experiments now completed demonstrate efficacy of PPL-003 in a rabbit model of non-infectious uveitis and a rat model of dry eye disease.

 The NFkB inhibiting PPL-003 was shown to reduce anterior chamber and vitreal inflammation after either topical or intravitreal administration in a rabbit mycobacterial antigen-induced uveitis model, further supporting development of PPL-003 for inflammatory eye disease.  Additionally, PPL-003 reduced corneal damage after topical administration in a rat low humidity chamber model of dry eye disease with more rapid onset of action than dexamethasone and with similar efficacy.

About Portage:

Portage is engaged in identifying, financing and developing novel therapeutics in indications with high unmet medical need. Portage plans to add 5-7 other opportunities to its portfolio either by direct investment into a company, spinout from academia, or through the creation of an SPV with another company or management team

Portage is seeking discovery and co-development partners in areas such as certain inherited diseases, inflammatory and autoimmune disease, cancer, infectious disease, neurology and psychiatry developing novel targeted therapies, and even older marketed products that have been found to have novel patentable characteristics that bring new value to patients.

Portage also has another subsidiary, Biohaven Pharmaceutical Holding Company Limited (Biohaven) in which Portage holds 54% equity interest. Biohaven is a privately-held biopharmaceutical company engaged in the identification and development of clinical stage compounds targeting the glutamatergic system. The company has licensed intellectual property from Yale University and Massachusetts General Hospital. Biohaven is owned by a group of investors including Portage, Yale University and other private investors. The company's first drug candidate, BHV-0223, is a novel formulation of a glutamate-modulating agent, being developed under FDA 505(b)(2) guidelines. BHV-4157, a prodrug form of the same glutamate modulating agent, is being developed as a New Chemical Entity (NCE). The FDA cleared the company’s Investigational New Drug application (IND) in August 2015 and BIOHAVEN has completed a PK study in humans with the final study report expected soon to enable the Phase 2/3 start in 2016. The company plans to advance other glutamatergic approaches and is actively exploring licenses for additional compounds.

Portage has also invested in Sentien Biotechnologies Inc., a Boston based private company developing an extracorporeal bioreactor for the delivery of cell therapies. This summer, Sentien completed a financing that will allow it to finish IND enabling studies and a Phase I trial.

For further information, contact Kam Shah, Chief Financial Officer, at (416) 929-1806 or ks@portagebiotech.com or visit our website at www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws.  Any such statements reflect Portage's current views and assumptions about future events and financial performance.  Portage cannot assure that future events or performance will occur. Important risks and factors that could cause actual results or events to differ materially from those indicated in our forward-looking statements.

Portage assumes no obligation and expressly disclaims any duty to update the information in this News Release.